United States securities and exchange commission logo





                           July 3, 2023

       Ofer Naveh
       Chief Financial Officer
       Rail Vision Ltd.
       15 Ha   Tidhar St
       Ra   anana, 4366517 Israel

                                                        Re: Rail Vision Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed on June 26,
2023
                                                            File No. 333-272933

       Dear Ofer Naveh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              David Huberman